02048230

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation
The Mead 401(k) Plan
Exact name of registrant
as specified in charter

0001159297
Registrant CIK Number

11-K
Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

001-31215
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, June 28, 2002.

MeadWestvaco Corporation
The Mead 401(k) Plan
(Registrant)

By [signature]
Karen R. Osar
Chairperson of the Benefit Plans Investment
Policy Committee,
MeadWestvaco Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Calendar Year Ended December 31, 2001

MEADWESTVACO CORPORATION
THE MEAD 401(K) PLAN
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, Connecticut 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for The Mead Corporation 401(k) Plan ("Plan"):

Financial Statements and Exhibits — Page No.

Report of Independent Accountants

To the Plan Administrator of the Mead 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Mead 401(k) Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

May 10, 2002

INDEPENDENT AUDITORS' REPORT

Members of the Corporate Benefits Committee
The Mead 401(k) Plan

We have audited the statements of net assets available for benefits of The Mead 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Dayton, Ohio
May 7, 2001

THE MEAD 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

ASSETS	2001	2000
Assets:		
Investments, at fair value (Note 5 and 6)	$628,284,583	$622,919,296
Net assets available for benefits	$628,284,583	$622,919,296

The accompanying notes are an integral part of the financial statements.

THE MEAD 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2001

Additions in net assets attributed to:	
Contributions:	
Employees	$ 43,781,247
Rollovers	4,192,110
Employer	13,576,950
Investment income - interest and dividends	10,944,969
Total additions	72,495,276
Deductions from net plan assets attributed to:	
Investment loss - net depreciation in fair value of investments	(52,376,525)
Benefits paid to participants	(39,361,196)
Administrative expenses	(72,512)
Total deductions	(91,810,233)
Net decrease prior to transfer from another plan	(19,314,957)
Transfer from another plan	24,680,244
Net increase	5,365,287
Net assets - December 31, 2000	622,919,296
Net assets - December 31, 2001	$628,284,583

The accompanying notes are an integral part of the financial statements.

THE MEAD 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description:

The following description of The Mead 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. On January 29, 2002, the Mead Corporation and Westvaco Corporation completed a merger forming the MeadWestvaco Corporation. As a result, all Mead common stock in which the Plan invested was reissued as MeadWestvaco common stock.

General: The Plan is a defined contribution plan covering employees of The Mead Corporation ("Mead"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may generally authorize a reduction of payroll wages up to a certain percentage of compensation as a contribution to the Plan each year. Mead makes matching contributions each year, in accordance with the provisions set forth in the Plan document. Employee and employer contributions and actual earnings thereon are at all times fully vested and nonforfeitable. All employer contributions are made to the MeadWestvaco Common Stock Fund. The following represents the maximum allowable employee contribution percentage and the maximum Mead match percentage of participants eligible gross pay, by employee group:

Employee Group	Maximum Contribution	Mead's Match
Salaried and Non-Bargaining Hourly Employees	20%	100% on first 3% of gross pay, 50% on next 2% of gross pay
Bargaining Hourly Employees (excluding Rumford)	20%	None
Bargaining Hourly Employees (Rumford only)	20%	50% on first 6% of gross pay
Union Hourly at Sidney, New York	20%	50% on first 6% of gross pay

Investment Options: Participants can direct their contributions among any of the 10 mutual funds or MeadWestvaco Common Stock within the Plan.

Additionally, participants can direct their contributions to the Mutual Fund Window, which provides access to a wider variety of funds. These funds include additional Fidelity funds along with over 70 funds from a number of mutual fund families.

Administrative Expenses: Expenses for administering the Plan, other than loan set-up and maintenance fees and the fee for the Mutual Fund Window, are paid directly by Mead.

Plan Termination: Mead reserves the right to terminate the Plan at any time, subject to Plan provisions and the provisions of ERISA. Upon such termination of the Plan, the assets in the Plan, net of expenses properly charged thereto, shall be distributed to participants or their beneficiaries based upon their interests in the Plan at the termination date.

1. Plan Description, continued:

Loans: Employees may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 less the highest outstanding loan balance during the previous 12 months, or 50% of their account balance, whichever is less. The loans are secured by the balance in the employee's account. The interest rate is fixed and is determined at the time of the loan and is based on market rates for secured loans.

Distributions: Upon termination of service due to death, the named beneficiary may receive the value of the vested interest in the participant's account as a lump-sum distribution. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the account balance is greater than $5,000, the participant may elect to have all or a portion of the account balance distributed.

2. Significant Accounting Policies:

Estimates: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value as measured by readily available market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Reclassification: Certain prior year amounts have been reclassified to conform with the current year presentation.

3. Tax Status:

The Internal Revenue Service has determined and informed the Company by a letter dated July 3, 1996, that the Plan was in compliance with the applicable requirements of the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes was included in the Plan's financial statements. The Plan applied for a new determination letter, amending the Plan for GUST, on February 27, 2002, but has not yet received a response from the IRS.

4. Related-Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The balance within this fund at December 31, 2001 and 2000 was $176,545,133 and $175,289,276, respectively. Purchases and sales within the fund totalled $61,550,451 and $58,904,850, respectively.

5. Investments:

The following investments represent five percent or more of the Plan's net assets at December 31:

	2001	2000
MeadWestvaco Common Stock Fund* (10,188,775 and 10,347,655 shares, respectively)	$ 176,545,133	$ 175,289,276
Fidelity Investment Funds:		
Asset Manager Fund (2,248,983 and 2,142,153 shares, respectively)	34,781,742	36,031,017
Asset Manager Growth Fund (3,532,299 and 3,371,355 shares, respectively)	50,653,161	53,638,255
Equity Income Fund (934,861 and 908,398 shares, respectively)	45,593,176	48,535,707
Magellan Fund (1,168,332 and 1,062,465 shares, respectively)	121,763,549	126,747,322
Retirement Money Market Fund (31,507,801 and 21,536,872 shares, respectively)	31,507,801	21,536,872

* Non-participant directed totals $117,496,434 and $109,619,159 at December 31, 2001 and 2000, respectively.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$ (1,836,686)
Mutual funds	(50,539,839)
	$ (52,376,525)

6. Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the MeadWestvaco Common Stock Fund as follows:

Increases in fund assets:	
Contributions:	
Employees	$ 2,523,724
Rollovers	261,496
Employer	13,565,267
Investment gain - net appreciation in fair value	2,100,420
Total increases	18,450,907
Decreases in fund assets:	
Benefits paid to participants	(10,570,900)
Administrative expenses	(6,830)
Transfers from participant-directed investments - net	(6,617,320)
Total decreases	(17,195,050)
Net increase in fund assets	1,255,857
Net assets - December 31, 2000	175,289,276
Net assets - December 31, 2001	$ 176,545,133

7. Transfers From Another Plan:

On September 14, 2001, all of the assets from the At-A-Glance Employee S&I Plan and the At-A-Glance Hourly S&I Plan were merged with and into the Plan. At-A-Glance is a subsidiary of the MeadWestvaco Corporation.

CONSENT

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-81640) of MeadWestvaco Corporation of our report dated May 10, 2002 relating to the financial statements of the Mead 401(k) Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, Virginia
June 27, 2002

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81640) of MeadWestvaco Corporation of our report dated May 7, 2001, appearing in this Annual Report on Form 11-K of The Mead 401(k) Plan for the year ended December 31, 2000.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Dayton, Ohio
June 28, 2002

SIGNATURES

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE MEAD 401(k) PLAN

By: ______________________
Karen R. Osar
Chairperson of the Benefit Plans Investment Policy Committee

By: ______________________
Maria L. Payne
Chairperson of the Benefit Plans Administration Committee

By: ______________________
Eric J. Lancellotti
Plan Administrator